Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Annual General Meeting Results

HONG KONG — September 30, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a renowned marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced the results of its annual general meeting of shareholders (the “AGM”) held in Hong Kong on September 30, 2024.

At the AGM, the Company’s shareholders approved, ratified and/or confirmed the following resolutions:

1.	the disposal of the Company’s demand side marketing solutions business in mainland China;

2.	the disposal of the Company’s enterprise solutions business in mainland China; and

3.	the appointment of Mr. Winson Ip Wing Wai as an independent director of the Company.

Each shareholder has one vote for each Class A ordinary share or 20 votes for each Class B ordinary share. The shares attended the AGM in person or by proxy represented approximately 74% of the total outstanding votes represented by the Company’s total ordinary shares outstanding at the close of business in the Cayman Islands on the record date of September 11, 2024. Each of the above resolutions was approved by 96% or above of the total votes cast at the AGM.

Mr. Jian Tang, iClick’s Chief Executive Officer and Co-Founder, said, “We would like to thank our shareholders for their support to our recently announced disposals and our strategy of optimizing the Company’s operations and realigning the business focus to meet market trends. Approving the disposals, which are intended for improving our profitability and operational efficiency with balanced risks, is the centerpiece to create sustainable value. The Company will continue to work with the other parties to close the disposal of demand side marketing solutions business in mainland China as soon as practicable. The Company’s financial performance is expected to improve with reduced debt level and capital intensive operations in the coming six months.”

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned marketing cloud platform in China. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is current as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:
In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com